[redacted]

SEC 08031877 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52717

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/07 (MM/DD/YY) AND ENDING 03/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Access Capital Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section

3801 E. Florida Avenue, Suite 400
(No. and Street)

MAY 29 2008

Denver, CO 80210

Washington, DC
111

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alfred Reeves, CFO 954-258-5341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gerstle, Rosen & Goldenberg, P.A.
(Name – *if individual, state last, first, middle name*)

3835 N. W. Boca Raton Blvd., Suite 100, Boca Raton, FL 33431
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alfred Reeves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Capital Investment Group, Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Notary Public

Notary Public State of Florida
Janet Geisler
My Commission DD439773
Expires 06/14/2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☒ (o) Independent auditor's report on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gerstle, Rosen & Goldenberg, P.A.
Certified Public Accountants

Mark R. Gerstle, C.P.A. Robert N. Rosen, C.P.A. Brian K. Goldenberg, Partner

INDEPENDENT AUDITORS' REPORT

Board of Directors
Access Capital Investment Group, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Access Capital Investment Group, Inc as of March 31, 2008 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Access Capital Investment Group, Inc. at March 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gerstle, Rosen & Goldenberg, P.A.

Boca Raton, Florida
May 21, 2008

2630 Center
2630 NE 203rd Street
Suite 104
Aventura, Florida 33180
Phone 305 937 0116
Fax 305 937 0128
Fax 305 937 0337

The Porticos
3835 N.W. Boca Raton Blvd
Suite 100
Boca Raton, Florida 33431
Phone 561 447 4000
Fax 561 447 4004

5100 Tamiami Trail North
Suite 103
Naples, Florida 34103
Phone 239 262 1773
Fax 239 263 0166

ACCESS CAPITAL INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2008

ASSETS	
Current Assets	
Cash	$ 31,595
Total Current Assets	31,595
Other Assets	
CRD Deposit	339
TOTAL ASSETS	$ 31,934
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
	$ 0
TOTAL LIABILITIES	0
STOCKHOLDERS' EQUITY	
Common Stock, $1 Par Value, 200 Shares Issued, Authorized, and Outstanding	200
Paid In Capital	29,600
Retained Earnings	2,134
TOTAL STOCKHOLDERS' EQUITY	31,934
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 31,934

The accompanying notes are an integral part of this financial statement.

ACCESS CAPITAL INVESTMENT GROUP, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2008

REVENUES	
Investment Banking Fees	$ 2,893,462
Advisory Fee Income	88,765
FINRA/NASD Merger Income	35,000
TOTAL REVENUES	3,017,227
OPERATING EXPENSES	
Administrative	3,039,536
TOTAL OPERATING EXPENSES	3,039,536
INCOME FROM OPERATIONS	(22,309)
OTHER INCOME	
Interest	26
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(22,283)
PROVISION FOR INCOME TAXES	0
NET INCOME (LOSS)	$ (22,283)

The accompanying notes are an integral part of this financial statement.

ACCESS CAPITAL INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2008

	Common Stock-$1 Par	Paid In Capital	Retained Earnings	Total
STOCKHOLDERS' EQUITY, MARCH 31, 2007	$ 200	$ 29,600	$ 24,417	$ 54,217
STOCKHOLDER CONTRIBUTION	-	-	-	-
NET INCOME (LOSS)	-	-	(22,283)	(22,283)
STOCKHOLDERS' EQUITY, MARCH 31, 2008	$ 200	$ 29,600	$ 2,134	$ 31,934

The accompanying notes are an integral part of this financial statement.

ACCESS CAPITAL INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Adjustments to Reconcile Net Income (Loss) to		
Net Cash Used in Operating Activities:		
Net Income (Loss)	$	(22,283)
Decrease in CRD Deposit		257
Decrease in Income Taxes Payable		(300)
Net Cash Used in Operating Activities		(22,326)
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		-
INCREASE IN CASH AND CASH EQUIVALENTS		(22,326)
CASH AND CASH EQUIVALENTS, MARCH 31, 2007		53,921
CASH AND CASH EQUIVALENTS, MARCH 31, 2008	$	31,595
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income Taxes Paid	$	261
Interest Paid	$	-

The accompanying notes are an integral part of this financial statement.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations

Access Capital Investment Group, Inc. (the Company) was incorporated under the Statutes of the State of Florida on March 9, 1998 under the name of T & R Holding Corporation (T & R). On August 30, 2001, T & R sold all of its common stock to PriorityAccess, Inc., and the corporation's name was changed to AccessCapital, Inc. on September 21, 2001. On January 3, 2003, PriorityAccess, Inc. sold 90% of the Company's common stock to two individuals, and the name of the Company changed to Access Capital Investment Group, Inc. on October 17, 2003. The Company is a securities broker-dealer, restricted to private placements.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments, including cash, receivables, accounts payable, and notes payable are carried at amounts which reasonably approximate their fair value due to the short-term nature of these amounts or due to variable rates of interest which are consistent with market rates. At present, the Company does not have any receivables or notes payable.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D.)

Income Taxes (Continued)

assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 2 – PROVISION FOR INCOME TAXES

The components of the provision for income tax consist of the following for the year ending March 31, 2008:

Federal:	
Currently payable	$ -
Deferred	-
	-
State:	
Currently payable	-
Deferred	-
	-
Total	$ -

SUPPLEMENTARY SCHEDULE

ACCESS CAPITAL INVESTMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2008

NET CAPITAL	
Stockholders' Equity	$ 31,934
Deduct Stockholders' Equity Not Allowable for Net Capital	-
Stockholders' Equity Qualified for Net Capital	31,934
Additions	-
Total Capital and Subordinated Borrowings	31,934
Deductions	
Total Nonallowable Assets	339
Net Capital Before Haircuts on Securities Positions	31,595
Haircuts on Securities	101
NET CAPITAL	$ 31,494
AGGREGATE INDEBTEDNESS	$ 0
REQUIRED NET CAPITAL	$ 5,000
EXCESS NET CAPITAL	$ 26,494
EXCESS CAPITAL AT 1,000 PERCENT	$ 31,494
PERCENTAGE AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.00%
PERCENTAGE OF DEBT TO DEBT-EQUITY TOTAL	0.00%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of March 31, 2007)	
Net Capital, as Reported in Company's Part II (unaudited) Focus Report	$ 26,494
Net Capital per Above	$ 26,494

See the independent auditors' report and the accompanying notes to financial statements.

Gerstle, Rosen & Goldenberg, P.A.
Certified Public Accountants

Mark R. Gerstle, C.P.A. | Robert N. Rosen, C.P.A. | Brian K. Goldenberg, Partner

REPORT OF INDEPENDENT ACCOUNTANTS ON INTERNAL ACCOUNTING CONTROL UNDER RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

Board of Directors
Access Capital Investment Group, Inc.
Boca Raton, FL

In planning and performing our audit of the consolidated financial statements of Access Capital Investment Group, Inc. (the Company), for the year ended March 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

2630 Center
2630 NE 203rd Street
Suite 104
Aventura, Florida 33180
Phone 305 937 0116
Fax 305 937 0128
Fax 305 937 0337

The Porticos
3835 N.W. Boca Raton Blvd
Suite 100
Boca Raton, Florida 33431
Phone 561 447 4000
Fax 561 447 4004

5100 Tamiami Trail North
Suite 103
Naples, Florida 34103
Phone 239 262 1773
Fax 239 263 0166

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but no absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do no accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gerstle, Rosen & Goldenberg, P.A.

Boca Raton, Florida
May 21, 2008

END